UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2007

_________________

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s Proxy Statement, mailed to the Registrant’s shareholders on or about May 22, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz Name: Lea Katz Title: Corporate Secretary

Dated: May 24, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Proxy Statement

EXHIBIT 1

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JUNE 17, 2007

To the Shareholders:

        Notice is hereby given that the Annual General Meeting of Shareholders of American Israeli Paper Mills Ltd. (the “Company”) will be held at the registered office of the Company, Industrial Zone, Hadera, Israel on Sunday, June 17, 2007 at 10:00 a.m. (Israel time) for the following purpose:

1.	To reelect the members of the Board of Directors.

2.	To approve insurance coverage for officers’ and directors’ liability.

3.	In addition, at the meeting the Company’s shareholders will be requested to consider the reports of the Company’s directors and auditors and the Company’s consolidated financial statement for the fiscal year ended December 31, 2006.

        Only the shareholders of record at the close of business on May 24, 2007 are entitled to notice of, and to vote at, the Annual General Meeting of Shareholders. Each shareholder is entitled to appoint a proxy to attend and vote in his or her stead. If the meeting is postponed, it will be held on June 24, 2007 at the same time and place.

        Shareholders who do not plan to attend the Annual General Meeting are requested to complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. No postage is required for mailing in the United States. Only proxies which are received at the offices of the Company or its designated representatives at least 72 hours prior to the meeting will be voted at the meeting and at any adjournment thereof.

By Order of the Board of Directors Lea Katz Corporate Secretary

Hadera, Israel
May 22, 2007

PROXY STATEMENT

_________________

        This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), of American Israeli Paper Mills Ltd. (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on June 17, 2007 or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. A form of proxy card for use at the Meeting and a return envelope for the proxy card are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof at the Meeting or at any adjournment thereof.

        This proxy statement and the enclosed proxy card are being mailed to shareholders on or about May 22, 2007.

        Only shares held of record at the close of business on May 24, 2007, the record date, may be voted at the Meeting. As of May 1, 2007, there were 4,042,746 Ordinary Shares of the Company outstanding. Each Ordinary Share is entitled to one vote with respect to each of the matters to be voted on at the Meeting.

        Two or more holders of an aggregate of one quarter of the outstanding Ordinary Shares present at the Meeting in person or by proxy and entitled to vote will constitute a quorum at the Meeting or at any adjournment thereof.

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

        The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were owned beneficially, as of May 14, 2007, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group; and (iii) each director and nominee to become a director of the Company.

Name and Address: Principal Shareholders:	Amount Beneficially Owned Directly or Indirectly*	Percent of Class Outstanding
Clal Industries Ltd. ("Clal")	1,531,128(1)	37.84(1)
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel
Discount Investments Corporation Ltd. ("DIC")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	865,014(1)	21.38(1)

Directors:

Ronit Blum	**	**
Ari Bronshtein	**	**
Nochi Dankner	**	**
Avi Fischer	**	**
Zvi Livnat	**	**
Amos Mar-Haim	**	**
Isaac Manor	**	**
Amir Makov	**	**
Adi Rosenfeld	**	**
Avi Yehezkel	**	**
All officers and directors as a group	**	**

* Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934

**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for Nochi Dankner, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)     IDB Holding Corporation Ltd. (“IDBH”) holds 72.4%of the equity of and 72.69% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 74.76% of the equity of and voting power in DIC and 60.52% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

        Since May 19, 2003 approximately 51.7% of the outstanding share capital of IDBH, is held by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds approximately 31.02% of the outstanding shares of IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Isaac and Ruth Manor which holds approximately 10.34% of the outstanding shares of IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat and Zvi Livnat which holds approximately 10.34% of the outstanding shares of IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the outstanding shares of IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition: (a) Ganden Holdings Ltd., the parent company of Ganden, directly holds approximately 7.15% of the outstanding shares of IDBH and Ganden directly holds approximately 6.71% of the outstanding shares of IDBH ; (b) Manor Holdings B.A. Ltd., the parent company of Manor, directly holds approximately 0.03% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, directly holds approximately 0.04% of the outstanding shares of IDBH; and (d) Shelly Bergman owns, through aprivate company wholly owned by her, approximately 7.23% of the outstanding shares of IDBH (hereinafter jointly: “additional holdings”).It should be noted, that the additional holdings, are not included in the shareholders agreement between Ganden, Manor and Livnat, relating, among other things, to their joint control of IDBH.

Nochi Dankner is Chairman and CEO of IDBH and chairman of IDBD, Clal and DIC., Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC . Isaac Manor is also director of Clal.

In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

REPORTS

        At the Meeting, the shareholders will consider reports of the Company’s directors and auditors and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006, all of which are set forth in the Company’s Annual Report. Shareholders will not be requested to take any action at the Meeting with respect to such reports or financial statements.

SHAREHOLDER RETURN PERFORMANCE GRAPH

        The following graph compares the yearly percentage change in cumulative total shareholder return, assuming dividend reinvestment, of the Ordinary Shares, the S&P 500 Index and the S&P Paper Products Group Index, for the five year period ending December 31, 2006, assuming that the value of the investment in the Ordinary Shares and each index was $100 on December 31, 2001 and that all dividends were reinvested:

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

        At the Meeting, eight directors are to be elected. In accordance with the Articles of Association of the Company and the Israeli Companies Law, all the directors of the Company retire from office at the Annual General Meeting, except for External Directors who are entitled, after they are appointed, to a position on the Board of Directors without further action by shareholders.

        Under the Israeli Companies Law, the Company is required to have at least two External Directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected at the General Meeting of Shareholders. The External Directors are elected for a three-year term, which may be extended for three additional years.

         Ms. Blum and Mr. Makov were elected as the External Directors of the Company as of March 1, 2005. Ms. Blum serves as Director of Association of Friends, Tel Aviv Sourasky Medical Center. Mr. Makov serves as the Chairman of The Israel Institute of Petroleum & Energy and the Israel Export & International Cooperation Institute, Chairman of Polyon Plastic Industries Ltd, a member of the presidency of the Manufacturers Association of Israel, and as a director in the following companies:, ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company, Dead Sea Periclase) and an external director in Wolfman Industries. Mr. Makov served as an external director of the Company between 1996-2001.

        During 2006, the Board of Directors met nine times, and the audit committee met five times. Each director attended at least 75% of the Board meetings held during 2006 and each member of the audit committee attended at least 75% of the audit committee meetings held during 2006, except for Mr. Dankner.

        The audit committee, the appointment of which is required by the Israeli Companies Law, engages in the Company’s internal audit affairs. The Company does not currently have a nominating committee nor a compensation committee.

        The Articles of Association of the Company provide that any director may, by written notice, appoint any person who is approved by the directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present. The alternate director is entitled to notice of Board meetings and he will be remunerated out of the remuneration of the director appointing him. The alternate director shall vacate office if and when the director appointing him vacated his office as director, or remove him from office by written notice.

        The persons named in the table below are eligible for election and agreed to be elected as directors of the Company, each to hold office until the next Annual General Meeting and until their successors are duly elected. All of these persons are presently directors of the Company. The Board recommends that such persons be elected as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors are duly elected

Name	Principal Occupation and Business Experience	Age	Director Since
Ari Bronshtein	Vice President of Discount Investments Corporation Ltd. Serves as director at various companies. Formerly served as Deputy CEO of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd.	38	2006
Nochi Dankner.	Chairman and Chief Executive Officer of IDB Holdings Corporation Ltd., Chairman of IDB Development Ltd., Discount Investments Corporation Ltd. and of Clal Industries and Investments Ltd. Serves or served as Chairman and Director in public and private companies of Ganden Group, IDB Group and Bank Hapoalim.	54	2003
Avi Fischer	Director and Co-CEO of Clal Industries and Investments Ltd. , Deputy Chairman of IDB Development Ltd, Deputy CEO of IDB Holdings Corporation Ltd., director of Discount Investments Corporation Ltd. and Chairman and director of several public and private companies of Ganden Group and IDB Group.	51	2004
Zvi Livnat	Chairman of the Board of the Company since April 2006, Co-CEO of Clal Industries and Investments Ltd., Executive Vice President of IDB Holding Corporation Ltd., Deputy Chairman of IDB Development Corporation Ltd., director in Discount Investments Corporation Ltd., and other public and private companies.	54	2003
Amos Mar-Haim(1)	Member of the Israel Accounting Standards Board, Director of various companies; Deputy Chairman of Phoenix Investments & Finances Ltd, Chairman of Migdal underwriting & Promotion of Investments Ltd.	69	1984
Isaac Manor	A director at various publicly-traded and privately-held companies within the IDB Group, IDB Holdings Ltd., IDB Development Ltd., Discount Investments Corporation Ltd. and Clal Industries and Investments Ltd ,Israel Union Bank Ltd. and others; Co-CEO and Chairman of companies in the David Lubinsky Group Ltd..	66	2003
Adi Rozenfeld	A businessman, consultant to companies and a representative of Activa Holdings BV in Israel. Honorary Consul of Slovenia in Israel. A director of various companies. Chairman of Association of Friends, Haifa University.	53	2004
Avi Yehezkel	An external director at Bank Yahav. Served as a Knesset member between 1992-2003, during these years alternately, served as Deputy Minister of transportation, Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.	49	2003

    (1)        Member of the Audit Committee.

PROPOSAL NO. 2 — APPROVAL OF OFFICERS’ AND DIRECTORS’ LIABILITY INSURANCE

        According to the Israeli Companies Law, the Company may insure its officers and directors with respect to liability to which they may become subject as a result of any act conducted by them in their capacity as the Company’s officers or directors, subject to the approval of the Company’s shareholders at a General Meeting.

        The Company, as it has done in recent years, intends to continue to insure its officers and directors within a coverage limit of $6 million, with Clal Insurance Company which is a company controlled by a controlling shareholder of the Company. The insurance is according to market conditions and the customary arrangements in this sector. The premium payable for such insurance for the period from June 1, 2007 through May 31, 2008 will be approximately $40,000, the same as in 2006 and 2005. The Board of Directors recommends that the shareholders approve such insurance.

GENERAL

1.	A properly executed proxy in the enclosed form will be voted in accordance with the instructions thereon. If no instructions are given, it is the intention of the persons named in the proxy to vote (i) to elect the slate of directors set forth in this proxy statement, (ii) to approve insurance coverage of officers’ and directors’ liability.

2.	Approval of resolution No.1 requires a simple majority.

3.	With regard to resolution No. 2 it should be noted that Nochi Dankner, Isaac Manor and Zvi Livnat may be deemed to be controlling shareholders of the Company. According to the Israeli Companies law, the insurance of the directors who are deemed to be controlling shareholders does not require a special majority for its approval by the General Meeting of Shareholders, since the conditions of the engagement with the controlling shareholders regarding the directors’ and officers’ liability insurance is the same as with the other directors and officers of the Company, the engagement is within market conditions and is not expected to have a material influence on the profitability of the Company, its assets or liabilities and the Audit committee and the Board approved the above on May 13, 2007.
Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company to the Israeli Securities and Exchange Commission (filed on May 14, 2007) then, the resolution regarding the controlling shareholders shall require a special majority, namely that one of the following occurs:

a. the majority of the votes cast approving such resolution includes at least 1/3 of the votes of shareholders (or any one on their behalf) voting at the General Meeting who are not controlling shareholders as defined in the Israeli Companies Law (the votes of abstaining shareholders will not be taken into account as part of the majority votes); or:

b. the votes of the shareholders mentioned in section (1) above, who objected to such resolution constituted no more than 1% of all voting rights in the Company.

4.	The remuneration of the Company’s directors, including the External Directors and the directors who are deemed to be controlling shareholders of the Company, was fixed by the Board for the year 2007 at NIS 40,000 plus an additional NIS 1,550 for each meeting attended. The remuneration of the directors does not require the approval of the General Meeting according to the Israeli Companies law since it does not exceed the maximum amount permissible by law. Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company to the Israeli Securities Authority (filed on May 14, 2007) then, the resolution regarding the remuneration of the directors shall require approval of the General Meeting by a simple majority and the resolution regarding the remuneration of the directors who are deemed to be controlling shareholders of the Company by a simple majority provided that one of the conditions set forth in section 3(a) or 3(b) occurs.

5.	The Board of Directors is not aware of any matters other than the foregoing proposals that will be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote thereon in accordance with their judgment.

6.	The entire cost of soliciting proxies for the Meeting will be borne by the Company. Proxies will be solicited by mail and may be solicited personally by directors, officers and other employees of the Company who will not be compensated for such services. At the Company’s expense, it has retained American Stock Transfer and Trust Company, its transfer agent and registrar in the U.S., for the solicitation of proxies. In addition, brokerage houses and other custodians, nominees and fiduciaries holding Ordinary Shares of record but not beneficially, may be requested, at the Company’s expense, to forward proxy materials to the beneficial owners thereof.

By Order of the Board of Directors

Hadera, Israel May 22, 2007	Lea Katz Corporate Secretary